MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

The following is a discussion of the financial condition and results of operations of MIGENIX Inc. and its subsidiaries (“MIGENIX” or the “Company”). This discussion should be read in conjunction with the Company’s April 30, 2009 audited consolidated financial statements, including the related notes included therein. All amounts herein unless indicated otherwise, are expressed in Canadian dollars. The discussion and analysis contained in this Management’s Discussion & Analysis is as of July 27, 2009. Additional information on the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS TO BE UPDATED BASED ON LATER DRAFT

This Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this MD&A include, but are not limited to, statements concerning our expectations for: investigating a range of potential approval strategies for OmigardTM; Cutanea Life Sciences’ seeking a co-development partner to advance omiganan into Phase III clinical development for the treatment of rosacea; seeking strategic options for the MX-2401 and celgosivir programs; Spring Bank Pharmaceuticals advancing SB-9000 into clinical development in the first quarter of calendar 2010; receiving up to US$21 million and US$3.5 million in payments pursuant to our agreements with Cutanea Life Sciences and Spring Bank Pharmaceuticals, respectively; successfully completing termination of the ITO agreement for the MX-2401 program; the employment of two senior executives ending on or before November 30, 2009; our estimate of the probable royalties payable to holders of the convertible royalty participation units; our estimate of no milestone payments pursuant to our preferred shares in the next 12 months; working within an annual burn rate of approximately $2 million; the Company’s current financial resources being sufficient to fund operations into approximately the first quarter of calendar 2010; and the Company obtaining additional funds through licensing and non-dilutive financing arrangements.

With respect to the forward-looking statements contained in this MD&A, we have made numerous assumptions regarding, among other things: our ability to assess and advance opportunities in the OmigardTM program; Cutanea’s ability to fund, manage and advance omiganan for dermatological applications into Phase III; our ability to generate and manage licensing and other strategic opportunities in the MX-2401 and celgosivir programs; our ability to retain or engage the personnel required to advance the Company’s objectives; Spring Bank’s ability to fund, manage and advance SB-9000 into clinical development; our ability to successfully complete the termination of the MX-2401 ITO agreement; our ability to obtain additional funds through licensing and non-dilutive financing arrangements; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including:  the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments, except as required by applicable law.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs for the treatment of infectious diseases. We do not currently have any products approved for sale. Our drug development programs are summarized in the following table:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM and MX-226.	Prevention of catheter-related infections (topical)

Phase III; two Phase III studies completed. In March 2009 our former partner Cadence Pharmaceuticals Inc. (“Cadence”) announced top-line results from the second OmigardTM Phase III clinical trial. The results did not meet the primary endpoint of the study. Cadence made a strategic decision to discontinue further development of OmigardTM and in May 2009 provided notice to us to end our collaboration and license agreement. We are currently investigating a range of opportunities for the OmigardTM program including interactions with our advisors and a regulatory agency regarding potential approval strategies for OmigardTM.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001.	Treatment of rosacea and other dermatological diseases (topical)

Phase II; a Phase II rosacea study was completed in the United States (a precursor product, MX–594AN, completed two Phase II studies in the United States for the treatment of acne). The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences Inc. (“Cutanea”). Cutanea has completed an end of Phase II meeting with the US Food and Drug Administration. Cutanea is seeking a co-development partner to advance omiganan into Phase III development for the treatment of rosacea. Upon successful completion of various milestones in this program (starting with Phase III enrollment), we can receive up to US$21 million in development and commercialization milestone payments and a single–digit royalty on net sales.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of viral infections (oral)

Phase II; completed three Phase II studies for the treatment of chronic hepatitis C virus (HCV) infections. In January 2009 we entered into an exclusive option agreement with United Therapeutics Corporation (“UTC”). Pursuant to the option agreement, we were conducting preclinical work funded by UTC to further characterize and investigate the utility of celgosivir in the treatment of viral infections. UTC was also funding certain other costs in the celgosivir program. In April 2009 UTC provided thirty days notice to discontinue the option agreement. This program is currently inactive and development work has stopped. We are currently seeking strategic options for the program.

MX-2401 (lipopeptide).	Treatment of serious Gram-positive bacterial infections (intravenous)

Preclinical; MX–2401 was expected to be our next clinical program. The features of MX–2401 indicate a highly competitive intravenous agent for treating serious Gram–positive infections (including the highly publicized resistant bacteria, VRE and MRSA). The focus of our activities in this program is on strategic options for advancing the development of MX-2401. We are unable to provide guidance as to timelines for advancing this program to clinical trials.

SB-9000 (dinucleotide). Also known as MX-1313.	Treatment of hepatitis B virus (HBV) infections

Preclinical; out–licensed to Spring Bank Pharmaceuticals Inc. (“Spring Bank”). Spring Bank plans to advance SB-9000 into clinical development in the first quarter of calendar 2010. We have a 1,000,000 convertible preferred share and a 50,000 common share ownership position in Spring Bank. Upon successful completion of various milestones in this program, we can receive up to US$3.5 million in milestone payments during development of SB-9000 and royalties on net sales and sublicensing revenues.

HCVnn (non-nucleoside polymerase inhibitor small molecule).	Treatment of chronic hepatitis C virus (HCV) infections	Preclinical; lead series of compounds identified. This program is currently inactive and development work has stopped.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act administered by Health Canada. In the United States, drugs are regulated by the Federal Food, Drug, and Cosmetic Act, administered by the Food and Drug Administration (“FDA”). The government regulatory authorities have responsibility for overseeing the country's requirements for conducting clinical trial investigations and approving new drugs for marketed use. Regulatory authorities require facilities responsible for manufacturing, processing, packaging, labeling or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are generally as follows:

(a) Preclinical (non-clinical) Studies. Preclinical studies are conducted in vitro and in animals to evaluate the drug's toxic and pharmacologic effects. Toxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body.

(b) Phase I Clinical Trials. Phase I clinical trials consist of testing a drug candidate in a small number of human subjects (usually healthy volunteers) to assess its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination. Information from a Phase I study is used to design Phase II studies.

(c) Phase II Clinical Trials. Phase II clinical trials are conducted in patients with the potential disease target(s). Subject numbers are greater than is required for Phase I clinical trials. The purpose of Phase II studies is multiple. The primary purpose is the establishment of “Proof of Concept”, the demonstration that the scientific rationale for the development of the compound is valid in the clinic. Further, Phase II work is typically done to establish the optimal dosing regimen and evaluate the safety, tolerability and effectiveness of the compound in patients having the disease or medical condition for which the compound is likely to be indicated. These trials also serve to identify possible common side effects and risks, and devise plans to avoid or proactively manage these side effects in future treatment protocols including the registration studies.

(d) Phase III Clinical Trials. Phase III clinical trials, also known as registration studies, are conducted in the ‘target label’ patient population, as they are to establish the basis of approval of the drug by the relevant regulatory authorities. Typically at least two of these studies are required and involve larger patient populations recruited from many different study sites (multi-center trials). These studies must demonstrate the effectiveness of the drug, either by superiority or non-inferiority design, depending on the type of drug. In addition to efficacy, the safety profile of the drug will be well defined, and allow for a risk-benefit assessment.

Successful preclinical results (achieving potentially valuable pharmacological activity combined with an acceptable level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States an Investigational New Drug (“IND”) application must be submitted to the FDA at least 30 days before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be submitted to Health Canada at least 30 days prior to commencement of each clinical trial and in some cases written approval must be obtained prior to commencement of a specific clinical trial. The IND or CTA contains all relevant preclinical and clinical information required by the agency.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards, and the stability of the drug substance and dosage form must be presented to the relevant regulatory authorities. This is to ensure that a product that may eventually be sold to the public has the same composition as that determined to be effective and safe in clinical trials.  Production methods and quality control procedures must be in place to ensure the product can reproducibly meet its approved specifications.

Upon completion of all clinical trials the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence commercial distribution of the drug. On approval of these submissions, the FDA or Health Canada grants a license to market the

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

product in the United States or Canada, respectively.

The FDA and Health Canada requires post-market surveillance programs to monitor a product’s safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety, effectiveness or quality problem involving an approved drug may result in FDA or Health Canada action requiring suspension or withdrawal of the product from the market and possible recall action.

MIGENIX Business Model

Our business is now focused on out-licensing (partnering) our non-partnered product candidates to pharmaceutical and other biotechnology or biomedical companies. Out-licensing is intended to reduce product development and commercialization risks, minimize development expenses through sponsored development programs, and to leverage the development and commercialization capabilities of our partners. Under our former business model our preference was to out-license our non-partnered product candidates at later stages of development (typically in late Phase II after preliminary safety and proof of efficacy parameters in humans had been obtained, or during Phase III).

We use contract manufacturing organizations for the manufacture and supply of our drug candidates for preclinical and clinical studies and contract research organizations to perform preclinical and clinical study activities.  With the elimination of our in-house clinical, regulatory and research groups during Fiscal 2009, we are now dependent on consultants (including former employees) and contract research organizations for all of our development activities and to support our out-licensing efforts.

An important component of our business is seeking, obtaining and maintaining patent protection in the United States and other significant market territories for our technologies and product candidates. To manage costs the Company is focusing its intellectual property expenditures on its omiganan and MX-2401 programs.

DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections

A collaboration and license agreement for the development and commercialization of omiganan for the topical treatment or prevention of device-related, burn-related or surgery-related infections was entered into in July 2004, with Cadence Pharmaceuticals, Inc (NASDAQ: CADX). In May 2009 Cadence provided notice to end this agreement following results from a second OmigardTM Phase III clinical study.

Pursuant to the former collaboration and license agreement with Cadence, up to US$30 million in development and commercialization milestone payments were payable to us upon the achievement of specified milestones and a double-digit royalty on net sales (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” for May 2006 financing involving these royalties). Additionally, Cadence was responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs. Prior to the agreement with Cadence, MIGENIX had completed several clinical studies including the first OmigardTM Phase III study.

In the first Phase III study (completed July 2003 in the United States) with over 1,400 patients, OmigardTM demonstrated a statistically significant reduction in local catheter site infections (“LCSI”), and a statistically significant reduction in catheter colonization, both secondary endpoints in the study. There was also a statistically significant reduction in catheter replacements. Statistical significance was not reached in the study for the primary endpoint of catheter-related bloodstream infections.

In June 2005, Cadence, and the FDA reached a Special Protocol Assessment (“SPA”) agreement for a second, confirmatory Phase III clinical trial of OmigardTM to support US marketing approval for the prevention of LCSIs. Cadence initiated United States enrollment in a multi-national pivotal Phase III study in August 2005 and European enrollment in the study was initiated in January 2006. This second Phase III trial was a randomized, evaluation committee-blinded study to assess the effectiveness of OmigardTM vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,850 hospitalized patients with central venous catheters (“CVC”). This trial is known as the Central Line Infection Reduction Study, or “CLIRS” trial. The primary efficacy endpoint of the CLIRS trial was to evaluate whether OmigardTM is superior to 10% povidone-iodine in reducing the incidence of LCSIs in patients requiring central venous catheterization. Secondary objectives of the CLIRS study included assessing the effectiveness of OmigardTM in preventing catheter colonization, catheter-related bloodstream

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on OmigardTM.

On September 15, 2008, Cadence announced that it was engaged in discussions with the FDA regarding the statistical analysis plan for the CLIRS trial and revised their guidance for reporting the results of the CLIRS trial from the fourth quarter of calendar 2008 to the first quarter of calendar 2009. The following is a summary of the top-line results of the CLIRS study as reported by Cadence on March 12, 2009:

▪

A total of 1,859 patients were enrolled at 58 clinical trial sites in the United States and Europe.

▪

The primary efficacy endpoint of CLIRS was the incidence of LCSI prior to study discharge among survivors in the modified intent to treat subset for OmigardTM compared to 10% povidone-iodine. A determination of LCSI was made by blinded evaluation committee adjudication.  The incidence of LCSI was 6.3% for patients treated with OmigardTM compared to 8.6% for patients treated with povidone-iodine (p=0.08).

▪

There was evidence of antimicrobial efficacy observed in two of the secondary endpoints. Microbiologically-confirmed LCSI (“mcLCSI”), the subset of patients with LCSI plus a positive culture from the skin site or the catheter was 3.9% for patients treated with OmigardTM compared to 7.6% for patients treated with povidone-iodine (p<0.01). For the endpoint of catheter colonization (“CC”), which was a positive culture from the catheter, the incidence was 43.7% for patients treated with OmigardTM compared to 55.1% for patients treated with povidone-iodine (p<0.01).

▪

For the secondary endpoint of catheter-related bloodstream infections (“CRBSI”), which was defined as matched cultures from both the catheter and the blood, the incidence was 19.5% for patients treated with OmigardTM compared to 23% for patients treated with povidone-iodine (p=0.08).

▪

Safety data from CLIRS demonstrated that OmigardTM was generally safe and well tolerated.  There were no statistically significant differences between OmigardTM and povidone-iodine across all key safety endpoints.

Upon evaluation of the results of the CLIRS trial and although a positive trend was observed, Cadence made a strategic decision to discontinue further development of OmigardTM and therefore not to proceed with submission of an NDA to the FDA or a Marketing Authorization Application (“MAA”) for OmigardTM to European regulatory authorities.

We are currently investigating a range of opportunities for the OmigardTM program including interactions with our advisors and a regulatory agency regarding potential approval strategies for OmigardTM.

Omiganan for Dermatological Diseases

A license agreement for the development and commercialization of omiganan for use in dermatological diseases was entered into in December 2005, with Cutanea Life Sciences Inc, a private, dermatological pharmaceutical company.

Pursuant to the license agreement, MIGENIX can receive up to approximately US$21 million in development and commercialization milestone payments, as well as single-digit royalties on net sales (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” for May 2006 financing involving these royalties). Cutanea received exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs. Prior to licensing omiganan for dermatological diseases to Cutanea, MIGENIX had completed three Phase I and two Phase II clinical studies exploring the use of omiganan in the treatment of acne.

In January 2007, Cutanea initiated a Phase II rosacea clinical trial in the United States using CLS001, a topical formulation of omiganan for dermatologic use. In October 2007, based on the promising results from this study, Cutanea selected a once daily dose of omiganan 2.5% gel for further development for the treatment of papulopustular rosacea. Cutanea had a successful end-of-Phase II meeting with the FDA in 2008 and is seeking a co-development partner to advance omiganan into Phase III development for the treatment of rosacea. Preparations for the initiation of Phase III clinical studies in the second half of calendar 2009 and the initiation of a dermal carcinogenicity study in the first quarter of calendar 2009 have been put on hold while Cutanea seeks a co-development partner. Prior to placing these development activities on hold, Cutanea was targeting to submit a NDA for omiganan 2.5% gel in 2011.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Celgosivir: Treatment of Viral Infections

MIGENIX has been developing celgosivir for the treatment of chronic hepatitis C virus (“HCV”) infections. The current standard of care treatment regimen for genotype 1 HCV infections (the most common North American genotype) is a combination therapy approach (combination of pegylated alpha interferon and ribavirin) which is effective in achieving a sustained virologic response in about 50% of treatment-naïve patients. Preclinical studies have demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds. These data provided the basis for the Company’s strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and other anti-HCV products (including products currently in development) for the treatment of chronic HCV infections.

Our celgosivir clinical development activities to date have included three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy (completed in November 2006; final results April 2007); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (completed July 2008).

Phase II Viral Kinetics (combination therapy in treatment-naïve patients)

In October 2006 the Company initiated a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who had not received prior treatment for their infection. The focus of this study was on the viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b and ribavirin. This Phase II study was a 12-week randomized, active-controlled study, initially in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination, or “PRC”); and (ii) peginterferon alfa-2b plus ribavirin (active control, standard of care, or “PR”). Enrollment in the study was slower than anticipated for reasons that MIGENIX believes include the significant time commitment required by patients due to the viral kinetics focus of the protocol, the small number of sites available due to the requirement of in-clinic stays, and that treatment-naïve patients may be less motivated to try new treatments.

On December 3, 2007, we reported preliminary four-week interim results from the study which indicated that 400 mg celgosivir once daily has no negative effects on the tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, as compared to the standard of care drugs alone. The interim results were for 10 patients who had completed four weeks of treatment equally divided between the two treatment arms described above. The following is a summary of the interim four-week results:

▪

Viral kinetics in both treatment groups were similar with a median reduction in HCV RNA (measure of HCV virus in the patient’s blood) at four weeks of 3.5 log10 vs. 3.8 log10 in the PRC and PR groups, respectively. The variability of response is wide with reductions of 5.4 log10 to 0.8 log10 and 4.5 log10 to 2.5 log10 for the PRC and PR groups, respectively. Virus was undetectable in one patient who was in the PRC group (none in the PR group).

▪

PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. Gastrointestinal tolerability of the PRC treatment was slightly better in this study compared to prior studies. No serious adverse events were reported.

Due to the small number of patients in this interim analysis and the high response rate with standard of care alone in this study, efficacy results from the interim data were inconclusive.  Based on a detailed analysis of the data from this study, and previous clinical experience with celgosivir in HCV and HIV patients, the Company’s plan was to add a 600 mg once daily celgosivir triple combination dosage arm to this study and to enroll approximately six additional patients in the new 600 mg treatment arm. On May 27, 2008 we announced our decision to stop enrollment in the study. In addition to reducing expenses, the decision to stop the 600 mg combination arm of the study was made based on the loss of patients that were being transitioned to a new study site after a prior study site ceased operations in February 2008. The study was completed with the patients already enrolled in the 400 mg celgosivir combination treatment arm and the standard of care treatment arm and no patients were enrolled into the 600 mg treatment arm. The objective to evaluate 600 mg of celgosivir may be considered in the future development planning of celgosivir (see “Partnering” below).

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

On July 21, 2008, we reported top-line 12-week results from the study, which like the interim 4-week results, showed no meaningful differences between the two treatment arms. The 12-week results were from 15 patients who received treatment during the study. Eleven patients completed all 12 weeks of treatment, 5 in the PRC group and 6 in the PR control group. The following is a summary of the intent-to-treat analysis for the 12-week treatment period:

▪

Pharmacokinetic results indicate that the addition of 400 mg celgosivir once daily in the PRC treatment regimen did not affect the pharmacokinetics of peginterferon over the first 4-week period evaluated. This observation provides support for further clinical investigation with peginterferon combination treatments.

▪

No significant difference was seen between treatment groups with a mean reduction in HCV RNA at 12 weeks of 3.7 log10 vs 5.2 log10 in the PRC and PR groups, respectively. The variability of response was wide with reductions of 5.5 log10 to 1.6 log10 and 6.5 log10 to 2.3 log10 for the PRC and PR groups, respectively.

▪

PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. No serious adverse events were reported.

Due to the small number of patients in this study and the high response rate with the standard of care alone in treatment-naïve patients at 12 weeks of treatment, differences in efficacy between the treatment groups were inconclusive. Based on the data from this trial and previous trials, further dose ranging work (as was planned with the 600 mg dosage arm which was stopped as indicated above), in conjunction with other combination treatment optimization strategies, is needed.

Partnering

In January 2009 we entered into an exclusive option agreement with United Therapeutics (“UTC”) in respect of celgosivir. Under the agreement, UTC could, in its sole discretion, exercise an option to license the rights to celgosivir for use in the prevention and treatment of viral diseases. If the option had been exercised by UTC, we could have received up to US$18 million in milestone payments, consisting of an upfront payment, two development milestone payments and two territorial regulatory approval milestone payments, as well as single-digit royalties paid upon future sales of celgosivir. Additionally, in the event that UTC exercised its option, UTC would assume all future costs related to the development and commercialization of celgosivir.

Pursuant to the option agreement, during the period January 2009 to April 2009 we conducted preclinical work to further characterize and investigate the utility of celgosivir in the treatment of viral infections. UTC funded the cost of this work, as well as certain other costs in the celgosivir program. In April 2009 the Company received notice from UTC to discontinue the option agreement.

There are currently no development activities in the celgosivir program. We are seeking strategic options for the program, however the Company has prioritized the OmigardTM and MX-2401 initiatives ahead of the celgosivir program.

MX-2401: Treatment of Serious Gram-Positive Bacterial Infections

MX-2401 is an injectable lipopeptide antibiotic targeting the treatment of serious Gram-positive bacterial infections.  In preclinical testing, MX-2401 is rapidly bactericidal and demonstrates activity against a broad spectrum of Gram-positive bacteria including vancomycin-resistant enterococci (“VRE”), methicillin-resistant S. aureus (“MRSA”) and penicillin-resistant S. pneumoniae (“PRSP”).

MX-2401 has potent activity in animal disease models including thigh infection and pneumonia. In vivo pharmacokinetic/pharmacodynamic (PK/PD) analysis suggests the potential for increased effectiveness using less frequent dosing intervals. Potential initial indications include hospital-acquired pneumonia (“HAP”), community acquired pneumonia (“CAP”) requiring hospitalization and complicated skin and skin structure infections (“cSSSI”).

MIGENIX’s development plan for MX-2401 was to initially seek regulatory approval for treating patients with cSSSI and then gain approval for other infections, caused by Gram-positive bacteria (e.g. MRSA, VRE) including CAP requiring hospitalization and HAP. Our priority for the MX-2401 program had been to file an IND application or CTA in late 2009 and begin clinical studies. In light of our financial resources, the focus of our activities in this program is on strategic options for advancing the development of MX-2401.

In October 2008 we presented results of our research on MX-2401 at the 48th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) and the concurrent 46th Annual Infectious Diseases Society of America (IDSA) meeting held in Washington, DC. The titles of the three posters presented were:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

▪

MX-2401 Bactericidal Activity and Membrane Depolarization in Staphylococcus epidermidis [F1-364]. By H. Yang, J.J. Clement, and D. Dugourd.

▪

Development of a Novel Method for Determining MX-2401 Drug Potency [F2-385]. By J. Fenn, R. Sui, J.J. Clement, and D. Dugourd.

▪

In Vitro Activity of MX-2401 a Novel Lipopeptide Against Multi-Drug Resistant (MDR) Staphylococcus aureus (SA) [F1-363]. By D.J. Hoban, B. Weshnoweski, R. Vashisht, G.G. Zhanel, and D. Dugourd.

The data presented in these posters further confirms the uniqueness and clinical potential of MX-2401. In addition to demonstration of a different mechanism of action from daptomycin, we have confirmed activity against pathogens responsible for difficult-to-treat infections in humans caused by community-acquired methicillin-resistant Staphylococcus aureus (CA-MRSA), hospital acquired MRSA (HA-MRSA), and vancomycin-resistant S. aureus (VRSA).

The Company plans to present further results of its research on MX-2401 at the 49th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) meeting being held September 12-15, 2009 in San Francisco, CA.

Based on available resources development activities in the MX-2401 program were scaled back significantly during the year ended April 30, 2009. Manufacturing process development initiated at a European-based contract manufacturer was reduced in scope and completed. Other work related to the manufacturing process was also completed. We are exploring strategic options for developing MX-2401 and we are unable to provide guidance as to the timing to advance this program to clinical trials. Prior to initiating clinical trials of MX-2401, various activities must be completed including: manufacturing process development, GLP non-clinical studies, manufacture of GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies.

MIGENIX and the Government of Canada are working towards the termination of the agreement under the former Technology Partnerships Canada program which was funding 26% of eligible MX-2401 development costs (see “LIQUIDITY AND CAPITAL RESOURCES – Technology Partnerships Canada Agreement” below).

Other Matters

In August 2008, the Company announced that it had reached an agreement with DJohnson Holdings Inc. ("DJohnson"), a company owned by a significant shareholder of MIGENIX, that avoided a proxy contest at MIGENIX's annual meeting of shareholders held on October 31, 2008. As part of the agreement, MIGENIX reduced the size of its board of directors from seven members to five, with five board members stepping down and three DJohnson nominees joining the board. To facilitate the resolution between the parties, Dr. James DeMesa agreed to resign as president and chief executive officer of MIGENIX effective August 11, 2008. On the same date Mr. Bruce Schmidt was appointed interim president and chief executive officer of MIGENIX and Mr. Douglas Johnson was appointed chairman of the board.

Following the above changes to the board, management was directed to concentrate its efforts on restructuring and stabilizing MIGENIX's operations. In this regard, management commenced an evaluation of the Company’s programs, personnel and business strategies. In order to conserve cash resources management determined it would provide minimal funding for the development of the Company’s various programs, while at the same time increasing out–licensing efforts to further advance its programs and generate additional financial and collaborative resources. As part of our cost reduction program, management implemented various cost cutting initiatives to reduce the Company's cash burn rate (see “LIQUIDITY & CAPITAL RESOURCES”). Cost cutting initiatives included:

▪

re–negotiation of management and non–management personnel employment contracts, resulting in the planned departure of four managers at the Vice President level and eighteen staff, representing a significant reduction in the Company’s personnel;

▪

consolidation of the Company's operations to its head office located in Vancouver, British Columbia (San Diego office closed as at August 31, 2008);

▪

elimination of the Company's degenerative disease programs, including MX–4565 (terminated the license agreement with Washington University) and MX–4042; and

▪

a significant reduction in development activity in the Company’s MX–2401 program (see “DEVELOPMENT PROGRAMS - MX-2401: Treatment of Serious Gram-Positive Bacterial Infections” above);

Additionally, the board instructed management to raise additional capital to finance the Company. A rights offering was completed in March 2009 (see “LIQUIDITY and CAPITAL RESOURCES – Rights Offering” below).

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

MIGENIX currently has five employees and is utilizing the services of several consultants including former employees to carry out its objectives. These objectives include: (i) investigating opportunities for the OmigardTM program; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses. As part of the Company’s efforts to manage costs, the Company has invoked the notice provisions in its employment agreements with the Company’s Chief Financial Officer and the Vice President, Business Development, and the employment of these senior executives will end on or before November 30, 2009 unless otherwise agreed by the parties.

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws, and include controls and procedures that are designed to ensure that information required to be disclosed by us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of April 30, 2009, an evaluation was carried out by the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under National Instrument 52-109 (“NI 52-109”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at April 30, 2009.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”). For ICFR we use the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the design and effectiveness of the Company’s ICFR as at April 30, 2009, pursuant to NI 52-109 and have concluded that, the Company’s ICFR, and the design of such controls, provides reasonable assurance that the Company’s financial reporting is reliable and the Company’s consolidated financial statements were prepared in accordance with GAAP.

Based on that evaluation, it was also determined that an aspect of our ICFR remains deficient. This control deficiency did not result in adjustments to any of our annual audited or interim unaudited consolidated financial statements. As a small organization, similar to other small organizations, the Company’s finance department is composed of a small number of key individuals, resulting in limitations on the segregation of duties. The Chief Executive Officer and Chief Financial Officer have concluded that considering the management and Audit Committee oversight, the risks associated with the segregation of duties are not significant and therefore do not justify the expense associated with adding more personnel at this time.

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the year ended April 30, 2009 that have materially affected, or are reasonably likely to materially affect, ICFR.  No such significant changes were identified through their evaluation.

CRITICAL ACCOUNTING POLICIES

The Company’s audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with GAAP and the reporting currency is Canadian dollars. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include: recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, accretion of the convertible royalty participation units based on the Company’s estimate of the probable royalties payable and stock-based compensation.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require the Company’s ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical work performed by the Company under collaborative/licensing agreements for certain product candidates and are recognized as revenue when the research and development work is performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs. Research costs are expensed as incurred, and development costs are expensed as incurred unless they meet generally accepted accounting criteria for capitalization as an intangible asset. The Company assesses whether development costs have met the relevant criteria for capitalization at each reporting date. No development costs have been capitalized to date.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by the Company. Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to its stock option plans. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and is amortized over the vesting terms of the stock options. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

ADOPTION OF NEW ACCOUNTING POLICIES

Effective February 1, 2009, the Company early adopted the requirements of CICA Handbook Section 3064 Goodwill and Intangible Assets. Section 3064, replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Adoption of Section 3064 had no impact on the Company’s financial statements, except for the modification of the Company’s accounting policy for patent costs. Prior to the adoption of Section 3064, the Company expensed all patent costs in the period incurred. With the adoption of Section 3064, patent costs which meet the applicable criteria in Section 3064 can be capitalized and amortized over their estimated useful lives. None of the Company’s patent costs for the period February 1, 2009 to April 30, 2009 qualified to be capitalized pursuant to Section 3064.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Effective May 1, 2008, the Company adopted the following new recommendations of the CICA Handbook:

General Standards of Financial Statements (Section 1400)

The additional requirements of Section 1400 require management to make an assessment of the Company's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Disclosure requirements pertaining to Section 1400 are contained in note 1 to the April 30, 2009 audited annual consolidated financial statements.

Capital Disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 20 to the April 30, 2009 audited annual consolidated financial statements.

Financial Instruments – Disclosures (Section 3862)

Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to Section 3862 are contained in note 5 to the April 30, 2009 audited annual consolidated financial statements.

Financial Instruments – Presentation (Section 3863)

Section 3863 provides standards for presentation of financial instruments and non-financial derivatives. Adoption of this standard had no impact on the Company’s financial instrument-related presentation disclosures.

NEW ACCOUNTING PRONOUNCEMENTS

The Company will be evaluating the impact of the following new standards:

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board of the CICA announced that GAAP for publicly accountable enterprises will be converged with IFRS for fiscal years beginning on or after January 1, 2011. The Company will be required to report under IFRS for interim and annual financial statements beginning May 1, 2011 and we will need to provide IFRS comparative figures for the preceding fiscal year, including an opening balance sheet as at May 1, 2010. Under IFRS, there is significantly more disclosure required. Further, while IFRS uses a conceptual framework similar to current GAAP, there are significant differences in accounting principles that must be addressed. The Company is currently preparing for the switchover to IFRS and assessing the impact of IFRS on its operations and consolidated financial statements. The Company’s Chief Financial Officer has completed several IFRS training sessions, reviewed software applications for managing the Company’s transition to IFRS and has commenced planning for the transition.

Business Combinations (Section 1582), Consolidated Financial Statements (Section 1601) and Non-Controlling Interests (Section 1602)

Effective May 1, 2011, the Company will be required to adopt the requirements of the CICA Handbook Sections 1582, 1601 and 1602. Section 1582, which replaces the former Section 1581 with the same title, establishes new accounting standards for business combinations. Section 1601, which replaces the former Section 1600 with the same title, establishes new standards for the preparation of consolidated financial statements. Section 1602, establishes standards on accounting for non-controlling interests in a subsidiary in consolidated financial statements prepared subsequent to a business combination. The Company will be assessing the impact that these new standards will have on its financial position and results of operations in conjunction with its changeover to IFRS.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

SELECTED ANNUAL FINANCIAL INFORMATION

The following table provides summary financial information for our April 30, 2009, 2008 and 2007 financial years:

(Expressed in thousands, except per share amounts)	Years ended April 30
	2009	2008	2007
Statement of Loss, Comprehensive Loss and Deficit
Total revenue	$198	$6	$19
Research & development expenses	$(3,278)	$(6,370)	$(7,494)
General & corporate expenses	$(2,951)	$(3,569)	$(3,616)
Amortization & loss on disposal/write-down property/equipment	$(514)	$(579)	$(847)
Write-down of intangible assets	$(85)	$(891)	$(3,316)
Other income (expense)	$6,068	$(1,363)	$(798)
Loss and comprehensive loss for the year	$(562)	$(12,765)	$(16,052)
Accumulated deficit	$(138,044)	$(137,482)	$(124,717)
Basic and diluted loss per common share	$(0.01)	$(0.14)	$(0.19)

Balance Sheet
Total current assets	$2,450	$6,945	$16,555
Total assets	$3,381	$8,466	$19,581
Total current liabilities	$934	$1,901	$1,958
Total liabilities	$1,128	$8,147	$6,920
Shareholders’ equity	$2,253	$319	$12,661

For discussion of the factors affecting our losses see “SELECTED QUARTERLY FINANCIAL DATA” and “RESULTS OF OPERATIONS” below.  For discussion of the factors affecting our balance sheet see “RESULTS OF OPERATIONS”, “PROPERTY & EQUIPMENT AND INTANGIBLE ASSET EXPENDITURES” and “LIQUIDITY AND CAPITAL RESOURCES” below.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	April 30, 2009 (“Q4/09”)	January 31, 2009 (“Q3/09”)	October 31, 2008 (“Q2/09”)	July 31, 2008 (“Q1/09”)
Revenue	$132	$38	$28	$ -
Loss before other income and expense	$(864)	$(810)	$(2,848)	$(2,108)
Income (loss) and comprehensive income (loss)	$6,713	$(1,309)	$(3,322)	$(2,644)
Basic and diluted income (loss) and comprehensive income (loss) per common share	$0.05	$(0.02)	$(0.03)	$(0.03)
Weighted average number of common shares outstanding	124,145	94,464	94,464	94,464

	Three months ended,
	April 30, 2008 (“Q4/08”)	January 31, 2008 (“Q3/08”)	October 31, 2007 (“Q2/08”)	July 31, 2007 (“Q1/08”)
Revenue	$ -	$ -	$ -	$6
Loss before other income and expense	$(2,760)	$(3,107)	$(2,714)	$(2,821)
Income (loss) and comprehensive income (loss)	$(3,244)	$(3,424)	$(2,997)	$(3,100)
Basic and diluted income (loss) and comprehensive income (loss) per common share	$(0.04)	$(0.04)	$(0.03)	$(0.03)
Weighted average number of common shares outstanding	94,464	94,464	94,464	94,464

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

The primary factors affecting the magnitude of the Company’s losses before other income and expense have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing and collaboration revenues, and write-downs of intangible assets. The losses before other income and expenses in:

▪

Q4/09 and Q3/09 are lower principally due to the reduction in personnel in prior quarters (particularly Q2/09); and limited research and development activities during these quarters;

▪

Q2/09 is higher principally due to the reversal of approximately $0.3 million in government assistance receivable (see “LIQUIDITY AND CAPITAL RESOURCES – Technology Partnerships Canada”); the severance paid to the former President & CEO  and the severance paid or accrued for other staff including four Vice Presidents (see “Other Matters” above and “RESULTS OF OPERATIONS – Operating Expenses – General and Corporate” below); and

▪

Q4/08 and Q3/08 are higher due primarily to the write-downs of intangible assets (Q4/08: $0.4 million; Q3/08: $0.5 million).

The primary factors affecting the magnitude of the Company’s other income and expenses:

▪

in Q4/09 the Company recorded a $7.8 million gain on the adjustment of the carrying value of the  convertible royalty participation units issued in May 2006 (see “RESULTS OF OPERATIONS – Other Income and Expenses” below); and

▪

accretion expense as follows: Q4/09: $0.3 million; Q3/09: $0.5 million; Q2/09: $0.4 million; Q1/09: $0.6 million; Q4/08: $0.6 million; Q3/08: $0.5 million; Q2/08: $0.4 million; and Q1/08: $0.4 million.

We have no fixed dividend policy and have not paid dividends since our incorporation. The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

See “RESULTS OF OPERATIONS” and “LIQUIDITY AND CAPITAL RESOURCES” below for discussion of the period variations and trends in results of operations and financial condition.

RESULTS OF OPERATIONS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. See “BUSINESS OVERVIEW” and “DEVELOPMENT PROGRAMS” for a description of the Company’s business, the drug candidates being developed and current program activities, development and commercialization agreements, and near-term milestones. No product candidates being developed by MIGENIX have been approved to be marketed commercially to date. MIGENIX has been unprofitable since its formation, incurring significant operating losses each year, and has incurred a cumulative deficit of $138.0 million to April 30, 2009.

For Q4/09 MIGENIX incurred income of $6.7 million (Q4/08: loss $3.2 million) or $0.05 (Q4/08: loss $0.04) per common share, and for the year ended April 30, 2009 (“Fiscal 2009”), the loss is $0.6 million ($0.01 per common share) compared to a loss of $12.8 million ($0.14 per common share) for the year ended April 30, 2008 (“Fiscal 2008”). The $12.2 million difference between the Fiscal 2009 loss and the Fiscal 2008 loss consists principally of: a $7.8 million gain on adjustment of the convertible royalty participation units (see “Other Income and Expenses” below); and a $4.6 million decrease in operating expenses (see “Operating Expenses” below).

Revenues

During Q4/09 the Company had approximately $0.1 million in revenues (Q4/08: $nil) and Fiscal 2009 revenues were approximately $0.2 million (Fiscal 2008: nominal i.e. <$0.1 million). The Q4/09 and Fiscal 2009 revenues were from work performed by MIGENIX personnel pursuant to: (1) the option agreement with UTC (see “DEVELOPMENT PROGRAMS – Celgosivir: Treatment of Viral Infections – Partnering”); and (2) a service agreement with Cadence (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections”). We do not anticipate further revenues from either of these agreements as both agreements have been discontinued.

We have the opportunity for revenues from: our agreement with Cutanea; the potential re-partnering of OmigardTM should a viable regulatory approval strategy be determined; the potential partnering of MX-2401; and our agreement with Spring Bank, however, at this time we are unable to estimate revenues (if any) over the next five financial years

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

from them. We may earn development and commercial milestone revenue of up to US$21 million plus a single-digit percentage royalty based on net sales pursuant to our agreement with Cutanea. Additionally, we can receive from Spring Bank up to US$3.5 million in milestone payments during development of SB-9000 and royalties on net sales and sublicensing revenues. The development milestones are dependent on the successful completion of various individual development and regulatory steps in each of the programs, and the commercial milestones are dependent on obtaining marketing approvals for the product candidates and achieving certain sales thresholds. The completion, timing and success of the activities that would lead to these milestone revenues and royalties are outside our control as the programs are directed by our partners.

Operating Expenses

Operating expenses in Q4/09 were approximately $1.0 million (Q4/08: $2.8 million) and were approximately $6.8 million for Fiscal 2009 (Fiscal 2008: $11.4 million). The $4.6 million decrease in Fiscal 2009 operating expenses compared to Fiscal 2008 consists principally of a $3.1 million decrease in research and development expenses (see “Research and Development” below), a $0.6 million decrease in general and corporate expenses (see “General and Corporate” below), and a $0.8 million decrease in the write-down of intangible assets (see “Write-down of Intangible Assets” below).

Expenses in Q4/09 and Fiscal 2009 have decreased significantly compared to prior periods due to the Company’s initiatives to reduce expenses including personnel reductions and focusing on the out-licensing of the Company’s unpartnered programs with minimal research and development activities being conducted that are not funded by partners.

Research and Development

Our research and development expenses have consisted primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, patent-related costs and facility related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, contract manufacturers, clinical trial sites, laboratories for testing of clinical samples and consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

Our internal research and development costs, including personnel and facility, are used across various projects, and we do not account for these internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to assist us in the conduct of clinical trials, to manufacture our product candidates and to provide various other research and development related products and services. We have tracked many of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

The following table summarizes our research and development expenses(1,2) for the periods indicated:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Research & Development Expenses	Three months ended April 30		Year ended April 30
(Canadian dollars, millions)	2009	2008	2009	2008

Program Expenses
OmigardTM	$0.0	$0.0	$0.0	$0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0
Celgosivir	0.0	0.1	0.1	1.1
MX-2401(3)	0.0	0.0	0.4	0.3
Other projects	0.0	0.0	0.0	0.1
Total Program Expenses	$0.0	$0.1	$0.5	$1.5

Unattributed Expenses(3)
Personnel	$0.1	$0.9	$1.8	$3.1
Patent costs	0.1	0.2	0.5	0.9
Other	0.1	0.2	0.5	0.9
Total Unattributed Expenses	$0.3	$1.3	$2.8	$4.9

Total Research & Development Expenses	$0.3	$1.4	$3.3	$6.4

(1)

Before amortization expense, technology and license acquisition costs, and write-downs of intangibles assets.

(2)

Value of $0.0 million represents $nil to ~$50,000 in expenses during the period.

(3)

Net of government assistance. See “LIQUIDITY AND CAPITAL RESOURCES – Technology Partnerships Canada Agreement”.

Our former partner for the North American and European development and commercialization of OmigardTM, Cadence, funded the clinical, regulatory and commercialization costs related to the program from August 2004 to April 2009 and was responsible for manufacturing.

Our partner for omiganan and its analogues for dermatological indications, Cutanea, is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

The approximate $1.0 million decrease in the Fiscal 2009 celgosivir program costs compared to Fiscal 2008 is principally due to the completion of clinical studies in the celgosivir program including the decision not to proceed with the expansion of the Phase II viral kinetics study and stopping work on an IND application. Additionally, celgosivir program costs in Q3/09 and Q4/09 pursuant to the option agreement with UTC (see “DEVELOPMENT PROGRAMS – Celgosivir: Treatment of Viral Infections – Partnering”) were fully funded by UTC and recorded at a net $nil cost in the Company’s accounts.

The approximate $2.1 million decrease in the unallocated research and development costs in Fiscal 2009 is principally due to reductions in personnel, a shift in work from the celgosivir program to the MX-2401 program (less expensive materials consumed), less research activity and lower patent costs.

At this time, due to the risks inherent in the product development process and given the stages of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. With product development timelines, the probability of success and development costs vary widely. Our future research and development expenses will depend on our financial resources and on the determinations we make as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our development expenses are currently less than they would otherwise be due to our limited financial resources and our focus on obtaining collaborations to fund the future development and commercialization of our product candidates. Our development expenses could be substantial over the next few years if we obtain more financial resources and if we decide to fund all or a portion of the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies, clinical trials and regulatory submissions, we may elect to discontinue or delay studies or clinical trials for a product candidate or development program in order to focus our resources on the most promising and/or highest priority product candidates or programs.

General and Corporate

General and corporate expenses in Q4/09 were approximately $0.4 million (Q4/08: $0.8 million) and were approximately $3.0 million for Fiscal 2009 (Fiscal 2008: $3.6 million). The approximate $0.6 million decrease in general and corporate expenses for Fiscal 2009 compared to Fiscal 2008 is principally due to: reduced rent expense including closing of the San Diego office; reduced use of contract personnel for internal control work and accounting; reduction in external investor relations services; and reduced personnel costs; offset partially by higher legal costs primarily related to the requisition of a shareholder meeting (see “Other Matters”). Personnel costs were $0.2 million in Q4/09 (Q4/08: $0.5 million) and were approximately $1.8 million for Fiscal 2009 (Fiscal 2008: $2.0 million). The lower Q4/09 and Fiscal 2009 personnel costs compared to Q4/08 and Fiscal 2008 include reductions in personnel, salary reductions, elimination of cash compensation for directors and other cost reduction initiatives.

Amortization

Amortization expense for property and equipment was approximately $0.3 million in Fiscal 2009 (Fiscal 2008: $0.3 million).

Amortization expense for intangible assets was approximately $0.1 million in Fiscal 2009 (Fiscal 2008: $0.2 million).

Loss on disposal/write-down of property and equipment

The loss on disposal and write-down of property and equipment in Fiscal 2009 was approximately $0.1 million (Fiscal 2008: $0.1 million).

Write-down of Intangible Assets

The Company reviews the carrying value of its intangible assets on a quarterly basis. Pursuant to the Q4/09 quarterly review of the carrying values of the Company’s intangible assets, the Company determined that a write-down of approximately $0.1 million was appropriate in respect of one of the Company’s technology licenses. The write-down of intangible assets in Fiscal 2009 was approximately $0.1 million (Fiscal 2008: $0.9 million) – the Fiscal 2008 write-downs were principally in respect of MitoKor technologies acquired in August 2004.

Other Income and Expenses

Other income and expenses include four principal items: (1) interest income generated from investments of the Company’s cash balances; (2) accretion expense related to the convertible royalty participation unit financing completed in May 2006 (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” below); (3) gain on adjustment of the carrying value of the convertible royalty participation units; and (4) foreign exchange gains and losses on the Company’s United States dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances (see “FINANCIAL INSTRUMENTS AND RISKS” below).

Interest Income

Interest income was approximately $0.1 million for Fiscal 2009 (Fiscal 2008: $0.4 million). The decrease in interest income is due to lower cash balances available for investing and lower interest rates obtained on our investments.

Accretion Expense and Gain on Adjustment of Convertible Royalty Participation Units

The $2.9 million initial carrying value (net of deferred transaction costs) of the debt component of the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES– Convertible Royalty Participation Units” below) was being accreted to the maximum royalties payable of approximately $29.5 million (would be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29.5 million). The OmigardTM results on March 12, 2009 (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections”) and the resulting uncertainty for the OmigardTM program led the Company to reduce its estimate of the probable royalties payable to the unit holders over the royalty payment term to approximately $7.3 million. The Company will periodically review and if appropriate update its estimate of the probable royalties payable to the unit holders based on future developments in the OmigardTM program and the license agreement with Cutanea Life Sciences.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

As a result of the Company’s reduced estimate of the probable royalties payable to the unit holders over the royalty payment term, the Company, using the effective interest method, adjusted the carrying amount of the debt component of the convertible royalty participation units at March 12, 2009 to approximately $0.2 million from approximately $8.0 million and recorded a $7.8 million adjustment gain in net income in Q4/09 and Fiscal 2009.

Accretion expense related to the convertible royalty participation units for Q4/09 was $0.3 million (Q4/08: $0.6 million) and is $1.8 million for Fiscal 2009 (Fiscal 2008: $1.9 million). The approximate $0.1 million decrease in Fiscal 2009 accretion expense compared to Fiscal 2008 is principally due to the Company’s lower estimate of the probable royalties payable described above.

The gain on the adjustment of the convertible royalty participation units and the accretion expense are non-cash items.

Foreign Exchange Gain/Loss

The foreign exchange loss in Fiscal 2009 was less than $0.1 million (Fiscal 2008: $0.1 million gain).

PROPERTY & EQUIPMENT AND INTANGIBLE ASSET EXPENDITURES

Property and equipment expenditures for Fiscal 2009 were nominal (Fiscal 2008: $0.5 million). The Fiscal 2008 expenditures included approximately $0.3 million in leasehold improvements associated with the re-location of the Company’s Vancouver operations.

Intangible asset costs capitalized in Fiscal 2009 and Fiscal 2008 were $nil. Intangible assets at April 30, 2009 include acquired technology and capitalized technology license costs for the Company’s lipopeptide (MX-2401) and HBV (SB-9000) programs. The $0.3 million carrying value of these intangible assets at April 30, 2009 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “RISKS AND UNCERTAINTIES” below).

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2009, the Company had cash, cash equivalents and short-term investments of approximately $2.1 million (April 30, 2008: $5.6 million) and the Company’s net working capital was approximately $1.5 million (April 30, 2008: $5.0 million). The approximate $3.5 million decrease in net working capital from April 30, 2008 is primarily attributable to the $5.6 million in cash used in Fiscal 2009 operating activities, which was partially offset by the approximately $2.1 million in net proceeds from the rights offering completed in March 2009 (see “Rights Offering” below). The Company’s cash equivalents and short-term investments are invested in high-grade liquid financial instruments with maturity dates selected with respect to the expected timing of expenditures to fund operations (not to exceed three years), and prevailing and expected interest rates (see “FINANCIAL INSTRUMENTS AND RISKS” below).

MIGENIX has financed its operations to date primarily through the sale of equity securities. MIGENIX believes that its funds on hand at April 30, 2009, combined with ongoing cost reduction measures, are sufficient to provide for operations into approximately the first quarter of calendar 2010 before funds received, if any, from existing or new license agreements, new financings, or the exercise of warrants and options.

The Company’s ability to advance its programs is constrained due to the Company’s current financial and personnel resources. The Board and management have worked to reduce our financial commitments and, where necessary, rationalize certain programs through controlled spending and increased out-licensing efforts. The Company currently plans to operate within an annual burn rate of under $2 million. The magnitude of future spending in the Company’s programs will be dependent on: the Company’s financial resources, personnel resources, business strategies and the licensing status of our programs. We may need to increase or decrease our annual burn rate in response to such matters. MIGENIX may need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained on satisfactory terms, or at all (see “RISKS AND UNCERTAINTIES” below).

Cash Flows

In Fiscal 2009, cash used for operating activities amounted to approximately $5.6 million (Fiscal 2008: $9.2 million). The approximate $3.6 million decrease in cash flows used for operating activities for Fiscal 2009 compared to Fiscal 2008 is principally due to the reductions in our operations as described in “Other Matters” and “Operating Expenses”.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

In Fiscal 2009, cash provided by financing activities amounted to approximately $2.1 million (see “Rights Offering” below), compared to less than $0.1 million in Fiscal 2008 from the exercise of warrants.

In Fiscal 2009 cash provided by investing activities amounted to approximately $2.5 million principally from the maturity of short-term investments. In Fiscal 2009 we reduced our short-term investments (investments with original maturity greater than three months) due to having fewer financial resources available to invest and a shift to investments with a maturity of under three months which are classified as cash equivalents.

Rights Offering

On January 21, 2009 we received a receipt for a final short form prospectus relating to a rights offering in the aggregate amount of up to approximately $2.3 million. Under the terms of the rights offering, shareholders of record on February 2, 2009, were entitled to receive one right for each common share held. Two rights entitled eligible holders to purchase a unit at the price of $0.05 per unit (the “Basic Subscription Right”). Each unit was comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.10 at any time over the 12 month period following issuance of the warrants. Shareholders who fully exercised their Basic Subscription Rights were entitled to subscribe pro-rata for additional units, that were not otherwise subscribed for prior to the expiry of the rights on February 26, 2009. The rights offering was approximately 25% oversubscribed and in March 2009 we issued approximately 48 million units pursuant to the exercise by holders of their rights for gross proceeds of approximately $2.3 million. For additional information on the securities issued pursuant to the rights offering see “OUTSTANDING SHARE DATA – Rights Offering” below.

Convertible Royalty Participation Units

During Fiscal 2007 the Company completed a financing involving a portion of the future royalties from the Company’s license agreements with Cadence (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections”) and Cutanea (see “DEVELOPMENT PROGRAMS – Omiganan for Dermatological Diseases”). A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “OUTSTANDING SHARE DATA” below). In the event there are no royalties under the license agreements, there is no obligation for the Company to make any payments to the unit holders. In the event of the termination of the Cadence or Cutanea license agreements (the Cadence agreement was terminated in May 2009) and should the Company within one year thereafter enter into an agreement with a third party for similar rights, the royalties from such new agreement(s) would be included in the above determination of the royalties payable to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received, and certain other specified events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit.

Technology Partnerships Canada (“TPC”) Agreement

In March 2005, the Company entered into an agreement with the Government of Canada under the former Technology Partnerships Canada (“TPC”) program. TPC projects are now managed by Industry Canada’s Industrial Technologies Office (“ITO”). The ITO funding covered approximately 26% of eligible research and development costs in the Company’s MX-2401 development program up to a maximum contribution from ITO of approximately $9.3 million (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram-Positive Bacterial Infections”).

As a result of the reductions in the Company’s operations, discussions with ITO have occurred regarding the status of the MX-2401 program, and the Company’s ability to advance MX-2401 development under the agreement. The Company and ITO are now working towards the termination of the agreement. Pursuant to the current ITO agreement the Company is required to pay royalties to ITO should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

States. The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached $20.3 million by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. Additionally, the ITO agreement provides that in the event of a default by the Company, ITO may require the Company to repay all or part of the ITO contributions received to date. The Company is unable at this time to predict the outcome of termination of the ITO agreement, including royalties to ITO or repayments of ITO contributions, if any. Royalties and contribution repayments, if any, that may be paid to ITO would be accounted for in the period in which conditions arise that will cause the contributions to be repayable or royalties to be payable.

As of April 30, 2009 the Company had received approximately $1.1 million of ITO contributions pursuant to the ITO agreement. The ITO contributions have been recorded as a reduction in research and development expenses. The Company is no longer recording any ITO contributions as being receivable and during Fiscal 2009 the Company reversed approximately $0.4 million of ITO contributions originally recorded as government assistance receivable. This reversal resulted in an approximate $0.4 million increase in research and development expenses during Fiscal 2009.

Convertible/Redeemable Preferred Shares

The Company has used redeemable/convertible preferred shares to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost of the transactions, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares at April 30, 2009 (see “OUTSTANDING SHARE DATA” below) represent US$5.25 million in potential future milestone payments in the lipopeptide/MX-2401 (US$575,000), polyene (US$675,000), and celgosivir (US$4,000,000) programs. During the next 12 months we estimate that no preferred shares (US$nil) could become convertible or redeemable pursuant to the achievement of certain of these milestones. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash.

Contractual Obligations and Commitments

As at April 30, 2009, we had the following contractual obligations and commitments (1) (2) (3)(4)(5):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases (6)	199	199	-	-	-
Purchase Obligations (7)	17	17	-	-	-
Total Contractual Obligations	216	216	-	-	-

(1)

Excludes US$5.25 million in contingent milestone obligations pursuant to the preferred shares discussed in “LIQUIDITY AND CAPITAL RESOUCES – Convertible/Redeemable Preferred Shares” above and in “OUTSTANDING SHARE DATA” below.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.0 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Excludes the potential royalties and repayments in respect of the ITO agreement (see “LIQUIDITY AND CAPITAL RESOUCES – Technology Partnerships Canada” above)

(4)

Excludes $29.5 million in respect of potential royalties pursuant to the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” above).

(5)

Excludes approximately $1.2 million of potential future milestone based payments to the Company’s former President & CEO and other executives in respect of restructuring the severance requirements for such employees and salary reductions during Fiscal 2009.

(6)

Includes office and lab premises lease agreements. The Company is seeking to reduce these premise lease obligations.

(7)

Represents obligations under research, manufacturing, and service agreements.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

OUTSTANDING SHARE DATA

As at July 27, 2009, there are:

▪

141,695,709 (April 30, 2009: 141,695,709; April 30, 2008: 94,463,806) common shares outstanding. The 47,231,903 increase in common shares outstanding subsequent to April 30, 2008 is in respect of the rights offering financing completed in March 2009 (see “LIQUIDITY AND CAPITAL RESOURCES – Rights Offering” above);

▪

5,250,000 (April 30, 2009 and April 30, 2008: 5,250,000) convertible redeemable preferred shares outstanding consisting of 300,000 Series A, 950,000 Series B, and 4,000,000 Series D preferred shares. On the achievement of any of the pre-determined product development milestones underlying the Series A, Series B and Series D preferred shares and the Company electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,728,204 (average closing price 5 trading days prior to the conversion date, minimum price $0.29); and Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date). See “LIQUIDITY AND CAPITAL RESOURCES - Convertible/Redeemable Preferred Shares” above for additional information on the Company’s preferred shares;

▪

29,465 (April 30, 2009 and April 30, 2008: 29,465) convertible royalty participation units outstanding (see “LIQUIDITY AND CAPITAL RESOURCES – Convertible Royalty Participation Units” above) convertible into approximately 22,039,820 (April 30, 2009: 22,039,820; and April 30, 2008: 17,679,000) common shares. The units are convertible at any time by the holders into the Company’s common shares at 748 common shares per unit based on a adjusted conversion price of $0.40 per common share (the conversion price was adjusted for the Company’s rights offering completed March 2009; prior to the adjustment, the conversion was 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

▪

stock options outstanding for the purchase of 5,243,973 (April 30, 2009: 5,670,573; April 30, 2008: 4,034,631) common shares at an average exercise price per common share of $0.37 (April 30, 2009: $0.40; April 30, 2008: $0.83);

▪

deferred share units outstanding that can be settled at the option of the Company by issuing up to 480,000 common shares (April 30, 2009: 480,000; April 30, 2008: 160,000), their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the outstanding deferred share units based on the $0.025 closing price of the Company’s common shares on July 27, 2009 is $12,000 (April 30, 2009: $16,800 [480,000 at a price of $0.035 per common share]; April 30, 2008: $36,800 [160,000 at a price of $0.23 per common share]). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash, no liability has been recorded in the Company’s accounts at April 30, 2009 and April 30, 2008 with respect to the fair value of the outstanding deferred share units; and

▪

warrants outstanding for the purchase of 59,784,503 (April 30, 2009: 60,668,453; April 30, 2008: 18,190,301) common shares at a weighted average exercise price per common share of $0.24 (April 30, 2009: $0.24; April 30, 2008: $0.76), as follows:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

Number of Common Shares Issuable Upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
40,913,160(1)	$0.10	March 5, 2010
6,318,743(1)	$0.10	March 13, 2010
12,430,091(2)	$0.62(2)	December 6, 2011
122,509(3)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 59,784,503	Average = $0.24(4)

(1)

Issued March 5, 2009 and March 13, 2009 as part of the rights offering (see “LIQUIDITY AND CAPITAL RESOURCES – Rights Offering”).

(2)

Issued as part of the December 2006 bought deal public offering. As a result of the Company’s March 2009 rights offering the exchange basis of these warrants was adjusted from 1 common share per warrant to 1.2906 common shares per warrant, reducing the price per common share from $0.80 to $0.62.

(3)

These warrants were assumed by the Company as part of the acquisition of MitoKor in August 2004.

(4)

Weighted average exercise price using closing July 27, 2009 exchange rate of US$1.00 equals $1.0811.

During Q1/09, warrants to acquire 7,552,592 common shares expired unexercised at exercise prices ranging from $0.45 to $0.55.

Warrants for the purchase of 963,125 units at an exercise price of $0.60 per unit, expired December 8, 2008. Each unit consisted of one common share and one half of one common share purchase warrant.

Warrants for the purchase of 883,950 common shares at an exercise price of $0.50 per common share expired May 4, 2009 unexercised.

At the Company’s Annual and Special Meeting held on October 31, 2008 shareholders approved a 2,000,000 increase in the number of common shares that can be issued under the Company’s 2006 stock option plan.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company and its US subsidiaries purchase goods and services in US dollars and also earn revenues in US dollars. The Company also purchases goods and services in Euros. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms unless otherwise noted. During Fiscal 2009, the Company:

[a] incurred legal fees of  approximately $0.3 million (Fiscal 2008: $0.4 million) inclusive of sales taxes, payable to a law firm where the former Secretary of the Company is a partner (ceased to be Secretary August 12, 2008).  Included in accounts payable and accrued liabilities at April 30, 2009, is a nominal amount (Fiscal 2008: $0.1 million) owed to this law firm;

[b] reimbursed legal and other fees of approximately $0.15 million, claimed for reimbursement by DJohnson. These costs were incurred in connection with the requisition of a meeting of the Company’s shareholders and the subsequent agreement reached with the Company on August 11, 2008 (see “Other Matters”). The Company reimbursed these costs from proceeds of the rights offering completed in March 2009; and

[c] paid a strategic consulting fee of approximately $0.1 million to a company owned by the Company’s Chairman.

RISKS AND UNCERTAINTIES

No product candidates being developed by MIGENIX have been approved to be marketed commercially. The Company has incurred significant losses since inception and as at April 30, 2009 had an accumulated deficit of approximately $138.0 million. The Company’s current financial resources are not sufficient to advance its non-partnered programs, including OmigardTM, celgosivir and MX-2401. The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds equal to their carrying value or greater. The Company’s current financial resources are expected to be sufficient for operations into the first quarter of calendar 2010.

The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s or its partner’s research and development activities will result in any commercially viable products or profitability, and we may incur substantial losses over at least the next several years.

The Company received top-line Phase III clinical trial results for the Company’s most advanced program, OmigardTM in March 2009 – these results did not meet the primary endpoint of the study. In May 2009, the Company received notice to end the collaboration and license agreement in respect of the OmigardTM program. Additionally, in April 2009 the Company received notice to discontinue the option agreement in respect of the celgosivir program. The Company is currently concentrating its efforts on: (i) investigating opportunities for the OmigardTM product candidate; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) reducing expenses, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has limited personnel and financial resources with which to advance its programs. At April 30, 2009 the carrying value of the Company’s intangible assets in respect of its development programs was approximately $0.3 million. The Company may in the future determine to terminate one or more programs, or that the carrying value of one or more programs should be written down based on:

▪

termination of the program following preclinical and/or clinical testing results;

▪

inability to secure development partnership and/or funding to support the program;

▪

carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

▪

loss of license rights for failure to perform in accordance with license agreements; and/or

▪

decision not to pursue further development in the program.

A write-down in the carrying value of one or more intangible assets in respect of the Company’s development programs could have a significant non-cash impact on our operating results.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2009

MIGENIX may need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained on satisfactory terms, or at all. The Company’s ability to raise capital is primarily dependent on equity markets, the Company’s market capitalization and results in the Company’s drug development programs. To maintain a sufficient cash position to fund its operations MIGENIX will need to further delay development work, sell or out-license certain development programs, and/or reduce other expenditures. Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: changes in our strategy to develop or out-license currently non-partnered programs; the progress of our research and development programs including clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; the acquisition or in-licensing of any new technologies and products, and other factors not within our control.

Our risks and uncertainties are discussed in further detail in our Annual Information Form which can be found at www.sedar.com.